FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: July 16, 2004                                                   By :    /s/Harvey Keats/s/
                                                                    Title:     President

KNIGHT RESOURCES LTD.

July 16, 2004
Number: 04-04

DRILLING COMMENCES AT WEST RAGLAN

VANCOUVER (July 16, 2004) – Further to the Company’s News Release dated June 29, 2004, the Company reports that drilling has commenced on the 720 sq. km West Raglan Project, located in northern Quebec.

Crews have been on-site since June 18 preparing the camp for the $4.5 million 2004 exploration program. Geological crews were mobilized to camp on July 5th and July 9th. Geological crews will focus on detailed mapping of the Frontier area, the site of last year’s discovery, and on regional geological mapping throughout the property.

A minimum of 5,000 metres of drilling is planned for 2004. Drilling with the first rig began on July 16 and drilling with the second rig is scheduled to begin on July 24, 2004. Initial drilling will focus on the Frontier area and will include testing of borehole electromagnetic targets around known mineralization, testing electromagnetic anomalies on strike with known mineralization and testing other electromagnetic anomalies associated with ultramafics. Additional drilling will be carried out on targets on the 65 kilometre strike length of the Raglan Formation and the 65 kilometre strike length of the Delta Horizon.

A detailed AEROTEM helicopter borne electromagnetic and magnetic geophysical survey is in progress. The 3,000 line kilometre AEROTEM survey is being flown at 100 metre line spacing, with the exception of 50 metre line spacing over the Frontier area and other selected targets areas. The survey has been designed to follow up the airborne SPECTREM survey flown at 200 metre line spacing in 2003.

Limited electromagnetic and magnetic surface surveys will be carried out over selected targets before drilling. Down-hole electromagnetic surveys will be carried out on a routine basis.

Geochemistry will also be used to prioritize geological and geophysical targets throughout the property.

The 2004 field program is being carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited.

In 2003, a total of 18 holes were drilled on the West Raglan Project, eight of which intersected significant nickel, copper, cobalt, platinum and palladium mineralization in the Frontier area. The mineralization occurs in ultramafic rocks of the Raglan Formation. The discovery hole, 2003-WR-08 intersected 14.75 metres of 3.04% nickel in 50% net textured sulphides. The best hole, 2003-WR-16, intersected 5.12 metres of 4.16% nickel averaging 35% sulphides, including a 0.67 metre intersection of 11.83% nickel in massive sulphides.

Kerry Sparkes, Director of the Company is the designated Qualified Person responsible for the technical information in this news release.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.
3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Toll Free: 1-877-KNIGHT5 (564-4485)
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE